Nicor Gas Company
Form 10-K
Exhibit 23.01

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-65486 on Form S-3 of our report, dated February 24, 2006, relating to the financial statements and financial statement schedule of Northern Illinois Gas Company (which expresses an unqualified opinion and includes an explanatory paragraph related to changes, in 2005, in the method of accounting for deposits in cash management pools and the method of accounting for conditional asset retirement obligations), and management's report on the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K of Northern Illinois Gas Company for the year ended December 31, 2005.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
February 24, 2006